Exhibit 99.2
------------
                                        AGREEMENT OF MERGER OF TELE
                                        NORDESTE CELULAR PARTICIPACOES S.A.
                                        INTO TELE CELULAR SUL PARTICIPACOES S.A.





By this private instrument, the Parties hereunder:


TELE CELULAR SUL PARTICIPACOES S.A., a corporation with head office at Rua Comendador Araujo no. 299, Third Floor, Curitiba, Parana, registered with CNPJ/MF Corporate Taxpayer Roll under no. 02.332.397/0001-44, and its Directors and Officers, represented herein by its Officers (hereinafter referred to simply as "TSU" or "Surviving Entity");

TELE NORDESTE CELULAR PARTICIPACOES S.A., a corporation with head office at Av. Ayrton Senna da Silva no. 1.633, Jaboatao dos Guararapes, Pernambuco, registered with CNPJ/MF Corporate Taxpayer Roll under no. 02.558.158/0001-18, and its Directors and Officers, represented herein by its Officers (hereinafter referred to simply as "TND" or "Merged Entity", also referred to, individually, as Party and, collectively, as Parties);

Whereas, the Parties' Directors and Officers concluded that the merger of TND into the Surviving Entity would be advisable so as to optimize and integrate the administrative structures of such companies, thus reducing administrative and operating costs, and enabling the concentration of liquidity of the shares issued by the Parties;

Whereas, the Parties' Directors approved, on May 31, 2004, a preliminary version of this Agreement of Merger (the "Preliminary Agreement"), which was signed on the same date;

Whereas, the appraisal reports referred to in sections 11.3 and 13.1 of the Preliminary Agreement have been prepared and the Boards of Directors of the Parties held their meetings on the present date, as established on section 11.4 of the Preliminary Agreement;

Whereas, the Parties' Directors approved, on July 19, 2004 (1) the timely submittal of the captioned merger to the appreciation of their shareholders and
(2) the execution of this Agreement of Merger, since all information and necessary documents for final execution are now available;

The Parties have decided to execute, under the best legal terms, this Agreement of Merger (the "Agreement"), which is the final version of the Preliminary Agreement and replaces it for all legal purposes. The Agreement sets forth, pursuant to articles 224 and 225 of Law no. 6404/76, the basic conditions for the merger of the Merged Entity into the Surviving Entity, which shall be submitted in due course to the deliberation of the Parties' shareholders, as required by law:


                                    AGREEMENT


Section One - NET WORTH.

1.1 The equity of the Merged Entity that will be absorbed by the Surviving Entity shall consist of the assets and liabilities appraised by a specialized company, pursuant to section two hereunder and reflected on the financial statements of June 30, 2004 (basis date for the merger), which have been audited and attached to the book value appraisal report, prepared based on the aforementioned financial statements of June 30, 2004. Said report has been filed in TSU's headquarters.

Section Two - APPRAISALS.

2.1 Appraisal based on Economic Value. The Merged Entity and the Surviving Entity were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16th Floor, Centro, Sao Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under no. 33.066.408/0001-15, especially engaged therefor, which produced the reports that shall be kept at TSU's headquarters. The Merged Entity and the Surviving Entity were appraised based on net financial positions, audited on the same basis date (March 31, 2004), at their economic value, through the present value discounted cash flow method. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, made on April 8, 2004, regarding the exercise of withdrawal rights by the minority shareholders of Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their merger into Telpe Celular S.A. That appraisal resulted in a range of amounts of equity value, employing a variation of the discount rate and a variation of the cash flow growth rate on a perpetuity basis. The average point of the aforementioned range of amounts is listed in the following table:

-------------------------------------------------------------------------------
      COMPANY             AVERAGE POINT OF THE             ECONOMIC VALUE
                        RANGE IN ECONOMIC VALUE               PER SHARE
                              ON 03/31/04                    ON 03/31/04
                          (in thousands of R$)                  (in R$)
-------------------------------------------------------------------------------
        TND                    2,456,095                     R$ 0.0068364
-------------------------------------------------------------------------------
        TSU                    2,631,349                     R$ 0.0073815
-------------------------------------------------------------------------------

There is no evidence or indication of any material event that may or might have relevant impact on the economic, financial and/or operational conditions of TND and/or TSU between the projection date of the economic appraisal (March 31, 2004) and the present date, that would justify an alteration on the appraisal results indicated above.


2.2 Appraisal based on Book Value. The appraisal based on book value was prepared by ACAL Consultoria e Auditoria S.S. ("ACAL"), a company with head office at Av. Rio Branco, 181, 18th Floor - Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under no. 28.005.734/0001-81, especially engaged therefor, which has presented the reports that shall be kept at TSU's headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), based on their book value, through the analysis of the financial statements of the Merged Entity and the Surviving Entity. The net worth accounts of TND (including, but not limited to, the special premium reserve and the profit reserves) shall be transferred to the net worth accounts of TSU. As to the special premium reserves transferred from TND, TSU shall succeed TND's obligations to capitalize such reserves, as established in prior agreements of merger and spin-off. The table below shows the results of such appraisal:

-------------------------------------------------------------------------------
      COMPANY              BOOK VALUE ON              BOOK VALUE PER SHARE
                             06/30/04                     ON 06/30/04
                       (in thousands of R$)                  (in R$)
-------------------------------------------------------------------------------
        TND                 R$ 955,105                   R$ 0.002611163
-------------------------------------------------------------------------------
        TSU                 R$ 977,452                   R$ 0.002687090
-------------------------------------------------------------------------------

2.3 Appraisal based on Book Value Adjusted to Market. Pursuant to article 264 of Law 6404/76, the appraisal based on book value adjusted to market values was conducted by ACAL, especially engaged therefor, which has presented the reports that shall be kept at TSU's headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), according to their book value adjusted to market values, as laid out below:

-------------------------------------------------------------------------------
      COMPANY          BOOK VALUE ADJUSTED TO           BOOK VALUE ADJUSTED
                         MARKET ON 06/30/04                TO MARKET PER
                        (in thousands of R$)             SHARE ON 06/30/04
                                                               (in R$)
-------------------------------------------------------------------------------
        TND                  R$ 829,792                    R$ 0.002268570
-------------------------------------------------------------------------------
        TSU                  R$ 818,905                    R$ 0.002251232
-------------------------------------------------------------------------------

Section Three - EXCHANGE RATIOS.

3.1 Based on the economic value appraisal report referred to in section 2.1 above, the respective Boards of Directors of TSU and TND agreed upon the exchange ratio set forth in column 4 of the table shown on section 3.3 below, which falls within the value range established by the valuation conducted by Banco ABN-AMRO Real S.A. ("ABN AMRO"). Such valuation was prepared on the basis of the discounted cash flow of the Merged Entity and of the Surviving Entity on March 31, 2004. This transaction is deemed equitable since the exchange ratios for replacement of the shares of the Merged Entity (TND) by the shares of the Surviving Entity (TSU) fall within the economic value range proposed by ABN AMRO. Furthermore, Morgan Stanley & Co. Incorporated, a U.S. entity with headquarters on 1585 Broadway, New York, NY, issued an opinion on July 12, 2004, stating that the number of shares to be issued by TSU and given to the shareholders of TND, as determined according to the exchange ratios mentioned in item 9 above, is fair to the shareholders of TND, at the financial point of view.

3.2 The shareholders and ADS (American Depositary Shares) holders of the Merged Entity will receive the following amounts of shares and ADSs, respectively:


-------------------------------------------------------------------------------
                                              TYPE AND NUMBER OF TSU-ISSUED
     SHAREHOLDER / ADS HOLDER OF               SHARES / ADSs TO BE RECEIVED
        MERGED ENTITY (TND)                  (PER INDIVIDUAL TND SHARE / ADS)
-------------------------------------------------------------------------------
     COMMON SHAREHOLDERS OF TND                     0.9261 COMMON SHARE
-------------------------------------------------------------------------------
    PREFERRED SHAREHOLDERS OF TND                  0.9261 PREFERRED SHARE
-------------------------------------------------------------------------------
         ADS HOLDERS OF TND                             1.8522 ADS(1)
-------------------------------------------------------------------------------

------------
(1) The exchange ratio for TND ADSs is different from the exchange ratio for common and preferred shares, since the exchange ratio for ADSs takes into consideration the difference between the ADS/ preferred share ratio under TND's ADS program, wherein each ADS represents 20,000 preferred shares, and under TSU's ADS program, wherein each ADS represents 10,000 preferred shares.


3.3 Exchange Ratio and Calculation of Exchange Ratio based on Book Value adjusted to Market of the Merged Entity and the Surviving Entity, for purposes of the Comparison set forth in art. 264 of Law no. 6404/76, and of the Reimbursement Value based on the Book Value. Because this transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law no. 6404/76, ACAL ascertained the following book value adjusted to market of the Merged Entity and the Surviving Entity on June 30, 2004, according to the following table:

----------------------------------------------------------------------------------------------------
      Company      Book Value        Exchange ratio       Exchange ratio      Reimbursement Value
                   Adjusted to         calculated       proposed based on    per Share calculated
                   Market per        based on book       economic value      based on Book Value
                  Share (in R$)      value adjusted      (per individual       of Merged Entity
                                      to market -             share)                 (TND)
                                     Art. 264 - Law                                 (in R$)
                                        6404/76

        (1)            (2)                (3)                  (4)                   (5)
----------------------------------------------------------------------------------------------------
        TND      R$ 0.002268570         1.0077               0.9261            R$ 0.002611163
----------------------------------------------------------------------------------------------------
        TSU      R$ 0.002251232                                                        N/A
----------------------------------------------------------------------------------------------------

Pursuant to the provisions of Section 3 of art. 264 of Law 6404/76, since the exchange ratio set forth in column "3" above is more advantageous than the exchange ratio set forth in column "4" above, the common shareholders of TND who dissent on the deliberation relating to the merger will have the option of exercising their right to withdraw, based on the book value adjusted to market (column "2" above) or based on the book value (column "5" above) of the Merged Entity, drawn on June 30, 2004, based on a balance sheet to be approved at the general shareholders meeting.

3.4 As provided in paragraphs "a" and "b" of item II of art. 137 of Law 6404/76, further detailed in section 6.2 hereunder, holders of preferred shares of TND do not have the right to withdraw.

Section Four - NET WORTH VARIATIONS.

4.1 Any variations in the net worth of TND after the basis date of the Balance Sheet of the Merged Entity (June 30, 2004) shall be accounted for by the Merged Entity and, once the merger is executed, the Surviving Entity shall absorb any such changes in equity into its accounting books.

Section Five - CAPITAL STOCK, OTHER NET WORTH ACCOUNTS AND EQUITY INTERESTS.

5.1 The net assets of the Merged Entity will revert to the net worth of the Surviving Entity. Any balances in the credit and debit accounts of the Merged Entity will be transferred to the accounting books of the Surviving Entity, account by account, with any necessary adjustments. The merged Entity will be extinguished by operation of law.

5.2 As a result of the captioned merger, the capital stock of the Surviving Entity will be increased by R$ 428,237,919.90 (four hundred and twenty-eight million, two hundred and thirty-seven thousand, nine hundred and nineteen reais and ninety cents), represented by 127,594,750,755 (one hundred and twenty-seven billion, five hundred and ninety-four million, seven hundred and fifty thousand, seven hundred and fifty-five) common shares and 211,151,865,760 (two hundred and eleven billion, one hundred and fifty-one million, eighty hundred and sixty-five thousand, seven hundred and sixty) preferred shares of the Surviving Entity, that shall replace the shares of the Merged Entity to be cancelled by virtue of the merger, and that shall be assigned to the holders of such cancelled shares as indicated in the table in section 3.2 above.

5.3 All other net worth accounts of the Merged Entity shall revert to the book value net worth of the Surviving Entity, to accounts of the same nature existing in the books of the Surviving Entity, or to new accounts to be created following the merger.

5.4 The credits generated by the capitalization of the special premium reserves of TIM Nordeste Telecomunicacoes S.A. to which the Merged Entity is entitled shall be transferred to the Surviving Entity by operation of the legal principle of succession applied to the merger.

5.5 The shareholders of TND that do not hold the minimum number of shares required to receive at least one share of TSU, shall have the right to become shareholders of TSU, the entity that will succeed TND, provided that their intention to become a shareholder is notified to TSU in writing, within 30 (thirty) days from the publication of the minutes of the Special Shareholders' Meeting of the Surviving Entity that approves the transaction. As to all other shareholders of the TND, the share fractions will be grouped and sold at the Sao Paulo Stock Exchange ("Bovespa"), at market prices, and the net proceeds raised will be paid proportionately to the holdings of said shareholders within 90 (ninety) days, counting from the publication of the minutes of the Special Shareholders' Meeting of the Surviving Entity that approves the transaction.

5.6 The amount of the capital increase of the Surviving Entity and its ownership per common and preferred share shall be the following:

-------------------------------------------------------------------------------
CURRENT VALUE OF THE PAID UP CAPITAL STOCK               R$ 456,265,808.31
-------------------------------------------------------------------------------
AMOUNT OF CAPITAL INCREASE RESULTING FROM MERGER         R$ 428,237,919.90
-------------------------------------------------------------------------------
VALUE OF THE NEW PAID UP CAPITAL STOCK                   R$ 884,503,728.21
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                            Percentage of
TSU Share Type                       Number                 Total Capital
-------------------------------------------------------------------------------
     Common                      264,793,443,731                37.7%
-------------------------------------------------------------------------------
    Preferred                    437,711,795,252                62.3%
-------------------------------------------------------------------------------

5.7 The shares of TSU shall not be modified in any way, as a result of the merger, with regards to any equity and political rights they convey. The rights of the preferred shares of TSU are the same as those of the preferred shares of TND. Similarly, the common shares of TSU have the same rights as the common shares of TND.

Section Six - WITHDRAWAL RIGHT

6.1 The merger will grant withdrawal rights to the common shareholders of the Merged Entity who dissent on the deliberation relating to the merger and who were the titleholders of common shares of the Merged Entity on June 1, 2004 (date of publication of the Relevant Fact Notice), pursuant to the provisions of paragraph 1 of art. 137 of Law 6404/76. As established by paragraph 3 of art. 264 of Law 6404/76, the dissenting common shareholders of TND may choose to exercise their withdrawal right either based on net worth at market prices (column "2" of section 3.3 above) or on book value net worth (column "5" of Section 3.3 above).

6.2 Since: (a) the preferred shares issued by TND are part of the portfolio used in the calculation of the Bovespa index (liquidity); and (b) over 50% (fifty percent) of the preferred shares of TND are in the market, that is to say, are not held by the controlling shareholder of TND or persons related thereto (dispersal), the preferred shareholders of TND will not be entitled to withdrawal right, as established in letters "a" and "b" of item II of art. 137 of Law 6404/76.

6.3 The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the date of publication of the minutes of the Special Shareholders' Meeting of the Surviving Entity that approves the merger contemplated in this Agreement. The intention to exercise the right to withdraw must be notified through a form, which shall be filed at any branch of ABN AMRO.

Section Seven - RECONSIDERATION/CANCELLATION OF TRANSACTION

7.1 As provided for in paragraph 3 of art. 137 of Law 6404/76, if the total value of the reimbursement payments to dissident shareholders compromises the financial stability of the Surviving Entity, its Board of Directors may call a new Special Shareholders' Meeting of the Surviving Entity, within 10 (ten) days of the deadline for exercise of the withdrawal right, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this agreement.

Section Eight - AMENDMENTS TO THE BY-LAWS OF THE SURVIVING ENTITY.

8.1 The Special Shareholders' Meeting of the Surviving Entity that will decide on the merger shall also deliberate on the amendment of art. 1 of the By-laws, so as to change the corporate name of the Surviving Entity, which shall henceforth be "TIM Participacoes S.A."

8.2 As a result of the merger, the Special Shareholders' Meeting of the Surviving Entity shall deliberate on the amendment of art. 5 and art. 6 of the Surviving Entity's By-laws, in order to reflect the new value and composition of the capital stock as well as the new threshold of the Company's authorized capital stock.

8.3 The head office of the Merged Entity, located at Av. Ayrton Senna da Silva no. 1.633, Jaboatao dos Guararapes, in the State of Pernambuco, will become a branch of the Surviving Entity. Likewise, the branches of TND will become branches of TSU.

Section Nine - DIVIDENDS

9.1 Participation in Profits as of the Fiscal Year of 2004. The shares issued by the Surviving Entity as a result of the merger, jointly with the preexisting shares issued by the Surviving Entity, shall be entitled to all the dividends referring to the profits accumulated as of January 1, 2004, except for the dividends to be paid from the "special dividends reserve", transferred from the Merged to the Surviving Entity, to which only the shareholders who held shares of TND on April 5, 2002 will be entitled to.

Section Ten - NONEXISTENCE OF OMITTED LIABILITIES

10.1 The Directors and Officers of the Surviving Entity are not aware of any liability or material contingency unaccounted for by the Merged Entity that may cause an adverse impact on the net worth or on the activities of the Surviving Entity after the effectiveness of the merger and the assumption of such liabilities by the Surviving Entity.

Section Eleven - REVIEW OF MERGER BY REGULATORIES AGENCIES

11.1 The present transaction was registered with the U.S. Securities and Exchange Commission ("SEC"). The transaction was also presented to the National Agency for Telecommunications ("ANATEL"), for regulatory matters. Since the transaction is a merger between companies under the same control, it is not subject to the approval by the Brazilian antitrust agency (Conselho Administrativo de Defesa Economica - CADE).

Section Twelve - CONDITIONS TO THE EFFECTIVENESS OF THE MERGER

12.1 The main conditions to the effectiveness of the transaction are: (i) the declaration by the SEC that the F-4 form is effective; and (ii) the approval of the transaction bythe majority of the voting capital of TND and TSU in Special Shareholders' Meetings.

Section Thirteen - STOCK OPTION PROGRAMS.

13.1 Upon implementation of the merger, the Board of Directors of TSU shall decide, in due course, on adjustments to be made on TSU and TND employees', Directors' and Officers' stock option programs. Such stock option programs were approved at the General Shareholders' Meetings of TSU and TND held on May 2, 2001 and May 4, 2001, respectively, aiming at assuring purpose and basis of such programs, pursuant to section 8.4 of their regulations.


                                  JUSTIFICATION


Section Fourteen - THE TRANSACTION.

14.1 The corporate restructuring of the Parties by means of the captioned merger is a result of the intention of their Directors and Officers of integrating the two companies, which shall (i) increase the liquidity of the securities of the surviving entity; (ii) turn two regional companies (TND in the North East and TSU in the South) into one national holding company; and (iii) enable the reduction of the administrative costs required to maintain two distinct legal structures, such as publications, registrations, preparation and auditing of financial statements and maintenance of separate managing bodies.

Section Fifteen - AMENDMENTS TO THIS AGREEMENT AND EXECUTION OF THE FINAL DRAFT.

15.1 Any amendment to this Agreement of Merger shall only be valid if made in writing, and signed by the legal representatives of the Merged Entity and the Surviving Entity.

15.2 This Agreement of Merger replaces, for all legal purposes, the Preliminary Agreement executed between the Parties on May 31, 2004.

Having thus agreed and contracted, the Parties sign this Agreement of Merger in 8 (eight) counterparts of equal content and form, and for one purpose, in the presence of the undersigned witnesses.


                           Sao Paulo, July 19, 2004.


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

     By: /s/ Mario Cesar Pereira de Araujo   By: /s/ Walmir Urbano Kesseli
        ----------------------------------       --------------------------

     Name: Mario Cesar Pereira de Araujo     Name: Walmir Urbano Kesseli

     Title: President                        Title: Chief Administrative Officer



                  TELE CELULAR SUL PARTICIPACOES S.A.


     By: /s/ Alvaro P. de Moraes Filho       By: /s/ Paulo R. Cruz Cozza
        ----------------------------------       --------------------------

     Name:  Alvaro P. de Moraes Filho        Name: Paulo R. Cruz Cozza

     Title: Chief Executive Officer          Title: Chief Financial Officer


Witnesses:


1._______________________                 2._______________________


Name:____________________                 Name:____________________


Id.:_____________________                 Id.:_____________________